RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                November 18, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

         RE:     Brands Shopping Network, Inc.
                 Information Statement filed on Schedule 14C
                 File No. 0-32473
                 Filed September 14, 2004

Dear Mr. Owings:

      On behalf of Brands Shopping Network, Inc. (the "Company"), we are filing, marked to show changes, the Company's Amended Preliminary Information Statement on Schedule 14C, File No. 0-32473. We have also filed an amendment to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

      The following information responds to the comments of the Staff of the Securities and Exchange Commission in their letter dated October 14, 2004. For your convenience, the Staff's comments have been reproduced below and are followed by additional information or a description of how the Company responded to each comment.

General

      1. We note that you have not filed any current reports on Form 8-K during the past fiscal year. It appears that you should have filed an Item 1 Form 8-K regarding the proposed merger because it involves arrangements that may result in a change of control. See Item 403(c) of Regulation S-B. Please advise or revise.

            THE COMPANY EXECUTED THE MERGER AGREEMENT WITH UNITED FUEL & ENERGY CORPORATION ON AUGUST 6, 2004. UNDER THE FORM 8-K RULES IN EFFECT PRIOR TO AUGUST 23, 2004, THE COMPANY WAS ONLY REQUIRED TO FILE A FORM 8-K WHEN A CHANGE OF CONTROL HAD OCCURRED. BECAUSE THE COMPANY HAD ENTERED INTO THE MERGER AGREEMENT PRIOR TO AUGUST 23, 2004, IT DID NOT FILE A FORM 8-K. THE COMPANY HAS PROVIDED INFORMATION REQUIRED UNDER ITEM 403(C) OF REGULATION S-B IN THE INFORMATION STATEMENT.

Securities and Exchange Commission
November 18, 2004
Page 2

      2. We note that after the proposed transactions, two percent of your common stock will be held by former BSN shareholders. Please tell us whether any of the proposed transactions will cause any of the effects enumerated by Rule l3e-3(a)(3)(ii) under the Securities Exchange Act of 1934. We may have further comments.

            THE PROPOSED TRANSACTIONS WILL NOT CAUSE ANY OF THE EFFECTS ENUMERATED BY RULE 13E-3(A)(3)(II) UNDER THE SECURITIES EXCHANGE ACT OF 1934 BECAUSE IT DOES NOT (I) CAUSE ANY CLASS OF EQUITY SECURITIES OF THE ISSUER WHICH IS SUBJECT TO SECTION 12(G) OR SECTION 15(D) OF THE ACT TO BE HELD OF RECORD BY LESS THAN 300 PERSONS; OR (II) CAUSE ANY CLASS OF EQUITY SECURITIES OF THE ISSUER WHICH IS EITHER LISTED ON A NATIONAL SECURITIES EXCHANGE OR AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION TO BE NEITHER LISTED ON ANY NATIONAL SECURITIES EXCHANGE NOR AUTHORIZED TO BE QUOTED ON AN INTER-DEALER QUOTATION SYSTEM OF ANY REGISTERED NATIONAL SECURITIES ASSOCIATION.

      3. Please provide the information required by Item 14 of Schedule 14A. In particular, please provide selected and supplementary financial data for United Fuel and Energy. Also, provide the information required by Item 304 and 305 of Regulation S-K for UFE. See Part C of the Form S-4, which is required by Item 14(c)(2) of Schedule 14A and Item 1 of Schedule 14C.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED. IN RESPONSE TO THE REQUEST TO PROVIDE THE SELECTED FINANCIAL DATA, UNITED FUEL HAS PROVIDED INFORMATION FOR THE FOUR YEARS ENDED DECEMBER 31, 2003 AND INTERIM PERIODS. THE FINANCIAL DATA FOR THE YEAR ENDED DECEMBER 31, 1999 IS NOT AVAILABLE WITHOUT UNDUE EFFORT AND EXPENSE ON THE PART OF UNITED FUEL. IN ADDITION, THE YEAR 1999 WAS PRIOR TO THE ACQUISITION OF EWC AND WOULD ONLY INCLUDE THE RESULTS OF OPERATIONS OF FRANK'S FUEL. UNITED FUEL DOES NOT BELIEVE THE YEAR 1999 WOULD BE MEANINGFUL IN RELATIONSHIP TO THE SIZE OF ITS CURRENT OPERATIONS AND ACTIVITIES. WHILE WE ARE PROVIDING THE REQUESTED INFORMATION, WE BELIEVE THAT NONE OF THE INFORMATION IS TECHNICALLY REQUIRED BECAUSE BRANDS SHOPPING NETWORK IS A SMALL BUSINESS ISSUER AND UNITED FUEL IS NOT A REPORTING COMPANY. WE BELIEVE THIS PROVIDES A BASIS FOR NOT PROVIDING THE FIFTH YEAR OF SELECTED FINANCIAL DATA.

Information Statement Cover Page

      4. We note the disclosure on the cover page that no fee is required for this form. Please revise in accordance with Exchange Act Rule 14c-5(g).

Securities and Exchange Commission
November 18, 2004
Page 3

            WE HAVE NOT REVISED THE COVER PAGE, AS WE BELIEVE NO FILING FEE IS REQUIRED UNDER RULE 14C-5(G) OF THE EXCHANGE ACT OF 1934, AS AMENDED. BRANDS SHOPPING NETWORK IS NOT A PARTY TO THE MERGER, AND, THEREFORE, APPROVAL BY BRANDS SHOPPING NETWORK'S STOCKHOLDERS IS NOT REQUIRED. AN INFORMATION STATEMENT WOULD NOT EVEN HAVE BEEN REQUIRED TO BE FILED EXCEPT FOR THE STOCKHOLDER APPROVAL REQUIRED FOR THE AMENDMENT OF THE ARTICLES OF INCORPORATION (I.E., ALL OTHER ACTIONS THAT WERE TAKEN WERE VOLUNTARY).

PRELIMINARY INFORMATION STATEMENT

      5.    In the letter to stockholders, provide the statement required by
            Item 2 of Schedule 14C in bold-face type. Please revise.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      6. State the vote required for approval of the proposed transactions, and disclose the percentage of stockholders that have consented in writing to approve the proposed transactions.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      7. Disclose the market value of the registrant's securities as of the date preceding public announcement of the proposed transaction and as of the most recent practicable date.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      8.    Consider whether it is necessary to define "we," "us," and "our."

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Summary Term Sheet - Page 2

      9. Disclose the percentage of securities that the public stockholders will hold following the merger compared to their percentage ownership prior to the transactions.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      10. Quantify the aggregate amount of benefits that management of Brands Shopping Network will receive or to which they will become entitled as a result of the merger here and in the full discussion of the merger.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Securities and Exchange Commission
November 18, 2004
Page 4

Information About the Voting Rights of our Stockholders - Page 3

      11. Name the control person(s) of Bendecida Orquidea Rev TR and Yarbols Inc. Briefly describe the affiliation between Bendecida Orquidea Rev TR and Brands Shopping Network. We also note that you identified Century Partners, Ltd as a 19.1% holder in the Form l0-KSB for the fiscal year ended December 31, 2003. Please advise why Century Partners, Ltd is not included in this table.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED. CENTURY PARTNERS, LTD. WAS NOT INCLUDED IN THIS TABLE BECAUSE IT TRANSFERRED ITS INTEREST TO BENDECIDA ORQUIDEA REV TR IN JULY 2004. BENDECIDA ORQUIDEA REV TR HAS NO AFFILIATION WITH BSN OTHER THAN IN ITS CAPACITY AS A STOCKHOLDER.

Terms of the Merger - Page 4

      12. The information statement should describe the material terms of the merger agreement, including, but not limited to, the structure of the transaction and the material covenants, representations and warranties, conditions and termination provisions related to the merger. Refer to Item 1 of Schedule 14C and Item 14(b)(4) of
            Schedule 14A. Also, disclose the treatment of outstanding Brands Network Shopping options and warrants under the merger agreement.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      13. We note that either party to the merger agreement has the right to terminate the agreement if it is not consummated on or before September 30, 2004. Discuss the ramifications of terminating the merger agreement pursuant to section 9.3, including responsibilities for any costs that either party could incur as a result of terminating the agreement.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

About BSN - Page 5

Description of Business - Page 5

      14. Please briefly describe the primary operations of Brands Shopping Network, Inc. and USA Dealers Auction.com, Inc. prior to the merger.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      15. Please substantiate or delete promotional terms and phrases appearing in this section. For example, we note the statement that BSN is "unique" and sought to offer a "world-class television retailing opportunity."

Securities and Exchange Commission
November 18, 2004
Page 5

            PROMOTIONAL TERMS AND PHRASES HAVE BEEN DELETED FROM THIS SECTION.

      16.   Please explain "process-driven technology implementations."

            THE PHRASE "PROCESS-DRIVEN TECHNOLOGY IMPLEMENTATIONS" HAS BEEN DELETED FROM THIS SECTION.

Plan of Operation - Page 6

      17. Please disclose the outstanding balance on loans from stockholders, discussing all material terms including applicable interest rate(s). Identify the stockholders and the beneficial holders of the stockholders if any are entities.

            THE COMPANY HAS NO OUTSTANDING BALANCES ON LOANS FROM STOCKHOLDERS. ADDITIONAL DISCLOSURE TO THIS EFFECT HAS BEEN ADDED.

Market for Common Equity and Related Stockholder Matters - Page 7

      18. We note the statement that the prices included in the table "do not necessarily reflect actual transactions." Please explain.

            IN RESPONSE TO YOUR COMMENT, WE HAVE CHANGED THE WORD "DO" TO THE WORD "MAY." THIS DISCLOSURE IS INCLUDED IN ORDER TO COMPLY WITH ITEM 201(A)(II), WHICH PROVIDES "IF OVER-THE-COUNTER MARKET QUOTATIONS ARE PROVIDED, ALSO STATE THAT THE QUOTATIONS REFLECT INTER-DEALER PRICES, WITHOUT RETAIL MARK-UP, MARK-DOWN ON COMMISSION, AND MAY NOT REPRESENT ACTUAL TRANSACTIONS." THIS DISCLOSURE IS CONSISTENT WITH COMPARABLE FILINGS MADE BY OTHER ISSUERS.

      19. Disclose the stock prices for two full fiscal years and any interim periods. See Item 201 of Regulation S-B.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Legal Proceedings - Page 7

      20. We note the statement that there are no legal proceedings pending against the company. We also note disclosure in the company's Form 10-QSB filed for the period ended June 30, 2004 indicating that a Judgment by Default was entered against the company on March 23, 2004 in the amount of $l68,435. Please discuss the Judgment rendered against the company and its potential ramifications, or advise supplementally.

Securities and Exchange Commission
November 18, 2004
Page 6

            AS REFLECTED IN BSN'S AMENDED FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003, THE DEFAULT JUDGMENT HAS BEEN RESOLVED.

About United Fuel - Page 8

Description of Business - Page 8

      21. Please supplementally provide support for the statement that "EWC is the largest marketer of fuel and lubricants in each of the market areas in which it operates and is one of the largest propane distributors in the state of Texas."

            THE STATEMENT IS BASED ON UNITED FUEL'S FAMILIARITY WITH THE MARKETS IN WHICH IT OPERATES. IT IS BASED IN PART ON (I) THE NUMBER OF OIL RIGS OPERATING IN THE MARKETS COMPARED TO THE NUMBER OF OIL RIGS THAT EWC SUPPLIES, AND (II) THE TOTAL NUMBER OF CARD LOCK SITES IN THE MARKETS COMPARED TO THE NUMBER OF CARD LOCK SITES OPERATED BY EWC. BECAUSE OF THE LACK OF OBJECTIVE, CONCRETE SUPPORT, THE DISCLOSURE HAS BEEN SOFTENED.

      22. Please disclose your competitive position in the industry and your methods of competition.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

            23. Please discuss the material effects of compliance with environmental regulations or tell us supplementally that there are no material effects to disclose.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Legal Proceedings - Page 7

      24. We note the statement that there are no legal proceedings pending against the company. We also note disclosure in the company's Form 10-QSB filed for the period ended June 30, 2004 indicating that a Judgment by Default was entered against the company on March 23, 2004 in the amount of $168,435. Please discuss the Judgment rendered against the company and its potential ramifications, or advise supplementally.

            SEE RESPONSE TO ITEM 20.

Management's Discussion and Analysis

Forward-Looking Statements - Page 9

      25. Please delete your reference to the Private Securities Litigation Reform Act.

Securities and Exchange Commission
November 18, 2004
Page 7

            THE REFERENCE TO THE PRIVATE SECURITIES LITIGATION REFORM ACT HAS BEEN DELETED, AND A REFERENCE TO SECTION 21(E) OF THE EXCHANGE ACT OF 1934, AS AMENDED, HAS BEEN ADDED.

      26. Please delete the word "will" from the list of words appearing in the second sentence under this caption.

            WE HAVE NOT DELETED THE REFERENCE TO THE WORD "WILL" FROM THE LIST OF WORDS APPEARING IN THE SECOND SENTENCE UNDER THIS CAPTION. IT IS OUR EXPERIENCE THAT "WILL" IS NORMALLY INCLUDED BY ISSUERS IN THE LIST OF WORDS USED TO INDICATE FORWARD-LOOKING STATEMENTS. FOR EXAMPLE, THE PROSPECTUS FOR GOOGLE INC. DATED AUGUST 18, 2004, WHICH WE UNDERSTAND WAS REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION, INCLUDES THE WORD "WILL" IN ITS LIST OF WORDS USED TO INDICATE FORWARD-LOOKING STATEMENTS.

Overview - Page 9

      27. Please disclose any trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Capital Sources - Page 9

      28. Revise your disclosures to include a discussion of liquidity and capital resources for the three years ended December 31, 2003.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      29. It appears that receivables at UFE have increased at a higher rate, as of June 30, 2004 than have sales for the six months ended June 30, 2004 compared to the previous six-month period. Tell us, and revise your disclosures, why there has been an unusually large increase in receivables relative to sales. We note your disclosures that there have been price increases, however, it appears that the increase in receivables has been significantly influenced by other factors.

            THE INCREASE IN UFE'S ACCOUNTS RECEIVABLE FROM DECEMBER 31, 2003 TO JUNE 30, 2004 OF APPROXIMATELY 25% IS DISPROPORTIONATE TO THE INCREASE IN REVENUES FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 COMPARED THE PREVIOUS SIX MONTH PERIOD. HOWEVER, UFE'S DAYS SALES OUTSTANDING IN ACCOUNTS RECEIVABLE IS APPROXIMATELY 60 DAYS. THEREFORE, THE ACCOUNTS RECEIVABLE AS OF EACH BALANCE SHEET DATE REFLECT APPROXIMATELY THE PRIOR TWO TO THREE MONTHS OF SALES, WHICH INCREASED APPROXIMATELY 22% AT JUNE 30, 2004 COMPARED TO DECEMBER 31, 2003, WHICH IS COMPARABLE TO THE INCREASE IN THE ACCOUNTS RECEIVABLE. THE DISCLOSURE ON PAGE 12 HAS BEEN CHANGED.

Securities and Exchange Commission
November 18, 2004
Page 8

      30. Please clearly indicate whether the company is currently in compliance with the financial covenants referred to and discuss the anticipated effect, if any, the proposed merger will have on future compliance with those covenants.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      31. Please disclose the "applicable margin rate" on the company's revolving line of credit.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      32. We note the company has two additional loan facilities with two different lenders. Please identify these lenders if considered affiliates of the company.

            THIS DISCLOSURE HAS BEEN UPDATED TO REFLECT AMENDMENTS TO UFE'S CREDIT FACILITIES. NONE OF THE LENDERS ARE AFFILIATES OF EITHER UFE OR BSN.

      33.   Disclose the status of renewing the Revolver.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Background of Merger Transaction

BSN's Reason for the Merger - Page 13

      34. We note that BSN paid consultants by issuing shares of its $.001 par value common stock. Describe in greater detail the services provided by consultants. Identify the consultants if considered affiliates of the company and quantify the amount and value of shares given in return for consulting services.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      35.   Disclose the tax consequences of the transaction.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Securities and Exchange Commission
November 18, 2004
Page 9

United Fuel's Reason for the Merger - Page 14

      36. Disclose the cost difference between merging with a public shell and an initial public offering and registering your securities under section 12 of the Securities Exchange Act of 1934.

            WE HAVE REVISED THE DISCLOSURE CONCERNING UNITED FUEL'S REASON FOR THE MERGER AND DELETED LANGUAGE COMPARING THE COSTS ASSOCIATED WITH A REVERSE MERGER TO THOSE ASSOCIATED WITH AN INITIAL PUBLIC OFFERING. ACCORDINGLY, WE DO NOT BELIEVE A DISCUSSION OF THE COSTS IS NECESSARY.

Contacts between United Fuel and BSN - Page 14

      37. Please clarify how the merger exchange ratio and the l-for-40 reverse stock split was determined and how it is considered fair to all shareholders. Disclose which party proposed the exchange ratio and the reverse stock split, and discuss fully the negotiations that took place between the parties to the merger agreement.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      38. We note disclosure indicating that the BSN board was satisfied with the exchange ratio based upon the fair value and net assets contributed by United Fuel and was satisfied with United Fuel's current financial statements and management team. We further note that the BSN board concluded that a reverse merger with United Fuel was "in the best interest of BSN's existing stockholders." Please revise to specifically discuss the factors that were considered in making such generalized conclusions. In the absence of a fairness opinion, explain how the transaction is considered to be "in the best interest of BSN's existing stockholders."

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Action 2 - Amendment to Articles of Incorporation - Page 16

      39. We note that the board of directors and consenting stockholders have approved amendments to the company's articles of incorporation in order to increase the authorized common stock. In that regard, please disclose the information required by Item 19 of Schedule 14A and Item 1 of Schedule 14C. Please provide more detailed information concerning the reasons for the proposed increase in common stock.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      40. We note that you intend to issue shares of common stock to certain BSN debtholders. Disclose the conversion rate of indebtedness to shares of common stock, and discuss how you determined the conversion rate.

Securities and Exchange Commission
November 18, 2004
Page 10

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      41. We note that the shares issued by BSN will not be registered under the Securities Act of 1933 based on the exemption from registration under Section 4(2) and Rule 506 of the Securities Act. Please disclose the facts relied upon in claiming the availability of these exemptions.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Section 16(a) Reports - Page 18

      42. We note that there have been no Form 3, Form 4, or Form 5 filings made by your officers, directors, or principal shareholders since you became a reporting company. Please revise the disclosure in this section or advise.

            THE DISCLOSURE HAS BEEN REVISED.

Security Ownership of Certain Beneficial Owners and Management - Page 18

      43. Provide the beneficial ownership information as of the most recent practicable date. See Item 403 of Regulation S-B.

            THIS INFORMATION HAS BEEN UPDATED.

Remuneration of Directors and Officers - Page 19

      44. We note disclosure in your 10-QSB filed for the period ended June 30, 2004 indicating that BSN owed $959,493 in salaries to company officers and shareholders. Please reconcile with disclosure in this section indicating that no officers and directors of BSN received compensation. Revise your disclosure as appropriate. Also revise the Form 10-KSB.

            NO OFFICERS OR SHAREHOLDERS RECEIVED ACCRUED SALARIES FROM THE COMPANY SINCE JUNE 30, 2004. ALL ACCRUED SALARIES WERE ASSIGNED TO A THIRD PARTY BY SUCH OFFICERS. THE INFORMATION STATEMENT HAS BEEN REVISED TO INCLUDE THIS DISCLOSURE.

      45. Disclose any negotiations, preliminary or otherwise, with executive officers regarding compensation.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Securities and Exchange Commission
November 18, 2004
Page 11

List of Omitted Schedules

      46. All schedules listed in this section should be provided to the staff on a supplemental basis. We may have further comment upon review.

            THE REQUESTED SCHEDULES HAVE BEEN PROVIDED TO YOU SUPPLEMENTALLY ON
            SCHEDULE 1 ATTACHED HERETO.

Financial Statements

United Fuel and Energy Corporation and Subsidiaries Consolidated Balance Sheets
- Page 2

      47. Please conform the description of cash on the face of the balance sheet and in the summary of significant accounting policies to cash and cash equivalents, as listed in the statement of cash flows. See paragraph 7 of SFAS No. 95 and Rule 5-02 of Regulation S-X.

            THE REQUESTED CONFORMING CHANGES HAVE BEEN MADE TO THE AUDITED BALANCE SHEET AND THE INTERIM UNAUDITED BALANCE SHEET.

      48. Generally, assets are listed in the balance sheet based on their liquidity and liabilities based on their due dates. Please explain why the current maturities of the long-term debt, capital leases and notes payable are expected to require the use of current assets before accounts payable and accrued expenses, or, reclassify these amounts to below accrued expenses.

            THE REQUESTED RECLASSIFICATIONS HAVE BEEN MADE TO THE AUDITED BALANCE SHEET AND THE INTERIM UNAUDITED BALANCE SHEET.

      49. Please remove the dashes in the amount columns for Commitments and Contingencies. See Rule 5-02.25 of Regulation S-X.

            THE REQUESTED CHANGES HAVE BEEN MADE TO THE BALANCE SHEET.

United Fuel and Energy Corporation and Subsidiaries Consolidated Statements of Operations and Retained Earnings - Page 3

      50. Please provide three years of results of operations. We note that the registrant is S-B eligible. However, as this is a reverse acquisition and the operating company is merging into a public shell, the Staff views this as akin to an IPO and look to the accounting acquirer in order to determine S-B eligibility. We note that the revenues of the operating company exceeded $25 million in the most recent year.

            THREE YEARS OF RESULTS OF OPERATIONS HAVE BEEN PROVIDED.

Securities and Exchange Commission
November 18, 2004
Page 12

      51. Please state separately, the amount of amortized debt discount and expenses. See Rule 5-03.8 of Regulation S-X.

            THE REQUESTED CHANGES HAVE BEEN MADE TO THE AUDITED FINANCIAL STATEMENTS AND THE INTERIM UNAUDITED FINANCIAL STATEMENTS.

United Fuel and Energy Corporation and Subsidiaries Consolidated Statements of Cash Flows - Page 4

      52. In your cash flows from operating activities, please make the distinction between the adjustments to reconcile earnings to net cash and the changes in operating assets and liabilities by inserting the latter mentioned description in the statement. Also, you reported notes payable on a net basis. To qualify for net cash flow reporting, the notes payable are required to be due on demand or have original maturities of three months or less. Please provide an explanation why your notes meet the existing net reporting criteria; or, present the gross inflows and outflows of the notes payable. Please see paragraphs 21-24, Example 1 - the indirect method, and paragraph 13 of SFAS No. 95.

            THE REQUESTED CHANGES HAVE BEEN MADE TO THE CASH FLOW STATEMENT.

Summary of Significant Accounting Policies - Page 6

General

      53. Include the required disclosures about the fair values of your financial instruments. See paragraphs 10-15 of SFAS No. I 07.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FOOTNOTES.

Life Insurance on Life of Former Officer-Stockholder - Page 7

      54. Please disclose your policy on loans, whether you have any loans outstanding on the insurance policy and whether there is a firm commitment or a stock buyback agreement that requires you to buy your stock in the event of the insured's death in order to protect you from an abrupt change in management. See AICPA TIS Section 2240.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FOOTNOTES.

Securities and Exchange Commission
November 18, 2004
Page 13

Environmental Costs

      55. Please explain to us your policy of accruing environmental remediation costs for services or property expected to be provided with three and a half months after recognition. Please support your explanation with reference to applicable accounting literature.

            FOOTNOTE A-13 HAS BEEN CHANGED.

New Reporting Requirements - Page 8

      56. You disclosed the adoption of SFAS No. 143 as having no impact on your financial position and operations. Tell us whether you are under any legal obligation to perform remediation upon the retirement of any of your long-lived assets. For example, we note that you operate facilities that store and dispense fuel. Please explain how you considered the factors in paragraphs 3-10 of SFAS No. 143 to arrive at the conclusion that you should not record any asset retirement obligations.

            FOOTNOTE A-16 HAS BEEN CHANGED TO ADDRESS THIS ISSUE.

Note C - Property, plant and equipment - Page 11

      57. Please disclose the depreciation periods for each class of assets, including the consideration of choosing the lease term or asset's useful life. See Rule 5-02.8 of Regulation S-X.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FOOTNOTES.

Note D - Debt - Page 11

      58. Please disclose the reasons for significant changes in each instrument from year to year, the weighted average interest rates as of each balance sheet date and a brief indication of the priority of each instrument. Then, disclose the approximate values of any assets mortgaged, pledged or subject to liens. See Rules 5-02.19(b) - 22 and 4-08(b) of Regulation S-X. Also, in reviewing your information statement, you indicate that you refinanced debt instruments but disclosed no information about the transaction. Please describe the nature of the transaction, disclosing the principal changes between the exchanged instruments, in the notes to consolidated financial statements. See D22.122(a) of FASB Current Text.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO FOOTNOTE D.

Securities and Exchange Commission
November 18, 2004
Page 14

Note H - Commitment and Contingencies

      59. Explain to us in more detail what specific remediation efforts you are participating in. Tell us what is the nature of the cleanup effort, the cost of the cleanup effort, and the time needed to complete the cleanup effort. Additionally, tell us how much you spend annually to comply with environmental regulations apart from any remediation efforts that you are currently undertaking.

            UFE IS PARTICIPATING IN APPROXIMATELY 15 REMEDIATION EFFORTS UNDER THE DIRECTION AND CONTROL OF STATE AGENCIES. THE STATE AGENCIES HAVE TOTAL CONTROL OF THESE PROJECTS AND PAY FOR ALL REMEDIATION EFFORTS FROM THEIR FUNDS. ALL GOODS AND SERVICES FOR THESE PROJECTS ARE ORDERED AND PAID DIRECTLY BY THE STATE AGENCIES. UFE COORDINATES WITH THE STATE AGENCIES TO PROVIDE INFORMATION REQUESTED AND TO PROVIDE FOR NECESSARY ACCESS TO SITES. WE DO NOT HAVE DIRECT ACCESS TO THE TOTAL COST OF THE CLEAN UP EFFORTS AT THESE SITES SINCE THESE EFFORTS ARE DIRECTED BY THE STATE AGENCIES.

            COMPLIANCE WITH ENVIRONMENTAL REGULATIONS IS AN ONGOING PROCESS FOR THE COMPANY AND ENCOMPASSES MANY DIFFERENT AREAS. OUR COSTS OF COMPLIANCE INCLUDE ANNUAL TANK REGISTRATIONS, MAINTENANCE OF INSURANCE, SYSTEMS AND PERSONNEL TO MONITOR TANKS FOR LEAKS, STATE INSPECTIONS AND ANNUAL TESTING OF CERTAIN EQUIPMENT AND SYSTEMS.

Note F - Subsequent Events

      60. Update this note to address the maturities of debt due in September 2004.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FOOTNOTE.

Pro Forma Financial Statements

      61. Provide a pro forma statement of operations for the year ended December 31, 2003.

            THE REQUESTED ADDITION OF THE YEAR ENDED DECEMBER 31, 2003 HAS BEEN MADE TO THE PRO FORMA STATEMENT OF OPERATIONS.

      62. Revise your pro forma statements of operations to include earnings per share. See Regulation S-X Article 11.

            THE REQUESTED ADDITION OF EARNINGS PER SHARE HAS BEEN MADE TO THE PRO FORMA STATEMENTS OF OPERATIONS.

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Securities and Exchange Commission
November 18, 2004
Page 15

Form l0-KSB for the fiscal year ended December 31, 2003

General

      63. Your information statement should be amended to reflect any changes made as a result of the comments below. Similarly, the above comments on the business of Brands Shopping Network also apply to the Form 10-KSB.

            THE COMPANY HAS MODIFIED THE BUSINESS SECTION OF THE FORM 10-KSB ACCORDINGLY.

      64.   Provide the information required by Item 8A of Form l0-KSB.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

Business - Page 1

      65. Revise this section to make it clear that you have received a going-concern opinion. You should not discuss proposed services in terms that indicate that they will be similar to those provided by established national companies given that you are in the development stage. Also, you should discuss only technology capabilities that you had as of the period covered by the report.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

Legal Proceedings - Page 5

      66. Disclose the information required by Item 103 of Regulation S-B with respect to the legal proceedings related to the default on the promissory note.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

Market for Common Equity and Related Stockholder Matters - Page 5

      67.   Provide the range of high and low bid information for two years. See
            Item 201 of Regulation S-B.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

Directors, Executive Officers, Promoters and Control Persons; Compliance with
Section 16(a) of the Exchange Act - Page 7

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Securities and Exchange Commission
November 18, 2004
Page 16

      68. Disclose whether you have an audit committee financial expert serving on the board of directors. If not, disclose why you do not have an audit committee financial expert. Refer to Item 401(e) of Regulation S-B.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

      69. Provide the disclosure required by Item 406 of Regulation S-B regarding whether you have adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. See Item 406 of Regulation S-B. If you have not adopted a code of ethics, explain why you have not done so.

            THE COMPANY HAS ADOPTED A CODE OF ETHICS WHICH HAS BEEN ADDED TO THE FORM 10-KSB.

Security Ownership of Certain Beneficial Owners and Management - Page 8

      70. Identify the natural persons with voting or dispositive control over Century Partners, Ltd. Also, this information should be provided as of the most recent date practicable, yet the information is as of March 30, 2003, a date prior to the fiscal year end. Please revise.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED TO THE FORM 10-KSB.

Financial Statements

Statement of Operations - Page 3

      71. In Note 2 to your interim financial statements as of March 31, 2004, we note that you wrote down $692,819 of software as of December 31, 2003. Tell us where that is reflected in your statement of operations.

            THE "WRITE-DOWN" OF THE SOFTWARE IS REFLECTED IN THE 12/31/03 RESTATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003. THE 12/31/03 RESTATED STATEMENT OF OPERATIONS IS INCLUDED WITH THE AMENDED FORM 10-KSB.

Statement of Changes in Stockholders' Deficit - Page 4

      72. Please provide a statement of changes in stockholders' deficit from the date of your inception, and for each issuance show the date, dollar amount and number of shares of stocks, warrants, rights or other securities issued for cash or other consideration. For issues involving non-cash consideration, describe the nature and the basis for assigning amounts, if applicable. See paragraph 11(d) of SFAS No. 7.

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Securities and Exchange Commission
November 18, 2004
Page 17

            THE 12/31/03 RESTATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT WILL REFLECT THE ACTIVITY FROM THE DATE OF INCEPTION AND INCLUDE ADDITIONAL INFORMATION WITH RESPECT TO SHARES OF STOCKS, WARRANTS, RIGHTS OR OTHER SECURITIES ISSUED FOR CASH OR OTHER CONSIDERATION. THE 12/31/03 RESTATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT IS INCLUDED WITH THE AMENDED FORM 10-KSB.

Consolidated Statements of Cash Flows - Page 5

      73. It is difficult to reconcile the 2002 common stock issuances between the statements of changes in stockholders' deficit and cash flows. Please provide separate reconciliations for the number of shares of common stock issued for services and issued for the extinguishment of debt. Include in your reconciliation a discussion that supports their classifications as either operating or financing activities; then, please explain what debt was extinguished and where the funds raised from the issuance of common stock are reflected as a cash outflow. We may have further comments. See paragraphs 18-24 of SFAS No. 95 and paragraph 6.45 of AICPA Trends and Techniques.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES WILL PROVIDE A RECONCILIATION OF THE 2003 COMMON STOCK ISSUANCES BETWEEN THE 12/31/02 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT AND CASH FLOWS. THE 12/31/02 RESTATED FINANCIAL STATEMENTS ARE INCLUDED WITH THE AMENDED FORM 10-KSB.

Note 1 - Significant Accounting Policies and Procedures - Page 6

Fair Value of Financial Instruments - Page 6

      74. Please add a discussion about the estimation of fair value for your stockholder's loans. See paragraphs 10-15 of SFAS No. 107.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES WILL ADD A DISCUSSION ABOUT THE ESTIMATION OF FAIR VALUE FOR THE COMPANY'S STOCKHOLDERS' LOANS. THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES ARE INCLUDED WITH THE AMENDED FORM 10-KSB.

Note 4 - Income Taxes - Page 6

      75. Please disclose the components of the net deferred tax assets or liabilities, the total valuation allowance, the net change during the year in the valuation allowance and the significant components of income tax expense attributable to continuing operations for each year presented. See paragraphs 43 and 45 of SFAS No. 109.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES WILL DISCLOSE THE COMPONENTS OF THE NET DEFERRED TAX ASSETS OR LIABILITIES, THE TOTAL VALUATION ALLOWANCE, THE NET CHANGE DURING THE YEAR IN THE VALUATION ALLOWANCE, AND THE SIGNIFICANT COMPONENTS OF INCOME TAX EXPENSE ATTRIBUTABLE TO CONTINUING OPERATIONS FOR EACH YEAR PRESENTED.

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Securities and Exchange Commission
November 18, 2004
Page 18

Note 6 - Notes Payable - Page 9

      76. Please revise the footnote title and description of the obligation to Image Capital Partners to similarly reflect the caption in the consolidated balance sheet-shareholders' loans. Also, include disclosure to illustrate for each of the five years following the balance sheet date, the aggregate amounts of payments for unconditional purchase obligations and amounts recorded on the balance sheet, the aggregate amount of maturities and sinking fund requirements as well as the facts and circumstances surrounding your loan default. See paragraph 10 of SFAS No. 47.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES INCLUDE REVISIONS TO THE FOOTNOTE TITLE AND DESCRIPTION OF THE OBLIGATION TO IMAGINE CAPITAL PARTNERS TO SIMILARLY REFLECT THE CAPTION IN THE CONSOLIDATED BALANCE SHEET - SHAREHOLDERS' LOANS. WE WILL ALSO INCLUDE THE DISCLOSURES REQUESTED BY THE STAFF, BUT WE ADVISE THE STAFF SUPPLEMENTALLY THAT THERE ARE NO AGGREGATE AMOUNTS OF PAYMENTS FOR UNCONDITIONAL PURCHASE OBLIGATIONS AND AMOUNTS RECORDED ON THE BALANCE SHEET, THE AGGREGATE AMOUNT OF MATURITIES AND SINKING FUND REQUIREMENTS FOR ANY OF THE FIVE YEARS FOLLOWING THE BALANCE SHEET DATE. IN ADDITION, FACTS AND CIRCUMSTANCES SURROUNDING THE LOAN DEFAULT HAVE BEEN DESCRIBED IN ITEM 3 OF THE FORM 10-KSB.

Note 7 - Related Party Transactions - Page 10

      77. You state in this note that you do not lease or rent any property, however, in Item 2, you indicate two leases and rental payments in the amount of $2,437. Please clarify and revise as necessary.

            THE 12/31/03 RESTATED NOTES HAVE BEEN REVISED TO CLARIFY OUR LEASE AND RENTAL EXPENSES. ITEM 2 OF THE FORM 10-KSB REFLECTS THAT THE LEASES HAD BEEN TERMINATED IN JANUARY 2003.

Note 8 - Stockholders' Equity - Page 10

      78. You disclose in this note, as well as note 12, that you issued 5,310,571 shares of common stock on January 31, 2002; however, the statement of changes in stockholders' deficit presents 5,310,588 shares for the same issuance. Please clarify and revise as necessary.

            THE 12/31/02 RESTATED FINANCIAL STATEMENTS AND NOTES HAVE BEEN REVISED TO CLARIFY THE NUMBER OF SHARES ISSUED ON JANUARY 31, 2002.

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Securities and Exchange Commission
November 18, 2004
Page 19

Note 9 - Warrants - Page 11

      79. Please explain the reason for issuing stock warrants and the fact pattern of the transaction, the counterparty that issued the warrants, consideration received in exchange, if any, and your basis for valuation and accounting for such warrants. We may have more comments.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES HAVE BEEN REVISED TO CLARIFY THE TERMS AND CONDITIONS OF THE ISSUANCE OF STOCK WARRANTS IN ACCORDANCE WITH WARRANT DISCLOSURE RULES.

Note 11 - Commitments - Page 12

      80. Please revise the footnote title to reflect the caption in the balance sheet and add disclosure to discuss your policy for legal accruals and the aggregate amounts of payments for operating leases and other cash commitments for each of the five years following the balance sheet date. See paragraph 23(b) of SFAS No. 13 and EITF Topic D-77.

            THE 12/31/03 RESTATED FINANCIAL STATEMENTS AND NOTES HAVE BEEN REVISED TO REFLECT THE CAPTION IN THE BALANCE SHEET AND ADD DISCLOSURE TO DISCUSS OUR POLICY FOR LEGAL ACCRUALS IN NOTE 1. WE ADVISE THE STAFF THAT THERE ARE NEITHER ANY AGGREGATE AMOUNTS OF PAYMENTS FOR OPERATING LEASES NOR OTHER CASH COMMITMENTS DUE FOR EACH OF THE FIVE YEARS FOLLOWING THE BALANCE SHEET DATE.

Item 13 - Exhibits and Reports on Form 8-K - Page 9

      81. We noted that you listed no exhibits and reports on Forms 8-K. Information such as *articles of incorporation, by-laws, material contracts, computation of per share earnings, etc., are required to be filed as exhibits or incorporated by reference. Please identify the required exhibits in the exhibit list and identify the filing with which each exhibit was filed or list the required exhibits and include them in your filing. See Item 601 of Regulation S-B for a list of the required exhibits.

            THE FORM 10-KSB HAS BEEN REVISED TO INCLUDE THIS DISCLOSURE.

Securities and Exchange Commission
November 18, 2004
Page 20

                                CLOSING COMMENTS

      Marked courtesy copies of the changes to the preliminary information statement will be delivered to the Staff together with a copy of this letter. Please confirm that we can now file the information statement and deliver it to our stockholders. Any comments or questions concerning the Registration Statement should be directed to the undersigned at (310) 208-1182.

                                   Sincerely,


                                   Ryan S. Hong, Esq.

cc:   Mr. Ian Valentine
      Mr. Scott Heller
      Roger W. Byrd, Esq.
      Melissa Mahler, Esq.

Securities and Exchange Commission
November 18, 2004
Page 21

                                   SCHEDULE 1

                            LIST OF OMITTED SCHEDULES

                               DISCLOSURE SCHEDULE

Schedule 5.2(a)

      1. Convertible Note in the principal amount of $267,334.88 which shall be converted into 1,125,000 shares of Brands common stock (post 40:1 reverse stock split).

      2.    Stockholder list (to be provided later)

Schedule 5.7

CREDITOR                                                            DEBT AMOUNT
--------                                                            -----------

2HQ.com, Inc.                                                          2,376.23
AT&T                                                                     880.27
Blue Cross of California                                               7,671.00
Business Wire                                                          4,520.00
Cal Federal                                                            4,841.71
CCTA                                                                     200.00
Cusip                                                                    342.00
Custom Fund Group, Inc.                                                  324.00
Depository Trust Company                                               2,360.00
Embiz Impact                                                           2,437.00
Karen Dillon                                                           4,324.87
Pacific Corporation & Title Svc                                          125.31
Pacific Stock Transfer                                                   578.00
Qwest                                                                     94.08
RichPac Management                                                       312.50
Wells Fargo                                                              118.00
Westec Communications                                                    774.64
Yulie, LLC                                                         1,758,479.34

TOTAL:                                                             1,790,758.95
-----                                                              ------------

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Securities and Exchange Commission
November 18, 2004
Page 22

Schedule 5.8

There is an outstanding judgment against Brands for $168,434.91 held by RTTS Acquisition Corp. Brands has executed a Settlement Agreement and Mutual General Release to settle this dispute for $150,000.00. A third party on behalf of Brands has paid this settlement amount.

Schedule 6.9

      1.    $1,758,479.34 in debt which has been assigned to Yulie, LLC.

      2. All other liabilities listed in Schedule 5.7 shall be assumed by Yulie, LLC prior to the Closing. Brands understands that such assumption is a condition to closing.